UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-33037

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBA Defined Contribution Plan for Primis Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PRIMIS FINANCIAL CORP.

1676 International Drive, Suite 900

McLean, Virginia 22102

Financial Statements and Supplemental Schedule

SBA Defined Contribution Plan for Primis Bank

SBA Defined Contribution Plan for Primis Bank

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Administrator, and Plan Participants of SBA Defined Contribution Plan for Primis Bank

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of SBA Defined Contribution Plan for Primis Bank (the Plan) as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2025.

Boston, Massachusetts

June 27, 2025

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

SBA Defined Contribution Plan for Primis Bank

Glen Allen, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the SBA Defined Contribution Plan for Primis Bank (the "Plan") as of December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have not been able to determine the specific year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we were the Plan’s auditor consecutively since at least 2008 through 2024.

/s/ Forvis Mazars, LLP

Winston-Salem, North Carolina

June 28, 2024

SBA Defined Contribution Plan for Primis Bank

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Investments at fair value	$43,810,413	$35,803,636

Receivables
Contributions receivable	-	162,588
Notes receivable from participants	599,866	495,126
	599,866	657,714

Net assets available for benefits	$44,410,279	$36,461,350

The accompanying notes are an integral part of these financial statements.

SBA Defined Contribution Plan for Primis Bank

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024

Increases to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$4,228,379
Interest and dividends	575,884
Total investment income	4,804,263

Interest income on notes receivable from participants	37,669

Contributions
Participant	3,276,581
Employer	1,759,751
Rollover	784,970
Total contributions	5,821,302

Total additions	10,663,234

Deductions from net assets attributed to:
Benefits paid to participants	2,450,405
Administrative expenses	263,900
Total deductions	2,714,305

Net increase	7,948,929
Net assets available for benefits:
Beginning of year	36,461,350
End of year	$44,410,279

The accompanying notes are an integral part of these financial statements.

SBA Defined Contribution Plan for Primis Bank

Notes to Financial Statements

1.   Description of Plan

The following description of the SBA Defined Contribution Plan for Primis Bank (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Primis Bank (the “Company”), the wholly-owned subsidiary of Primis Financial Corp. The management of the Company controls and manages the operation and administration of the Plan. Voya Financial served as the custodian as of December 31, 2024 and 2023. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation except irregular wage items, as defined in the plan document, as pre-tax and/or Roth after-tax elective deferrals, subject to Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. Upon satisfying the Plan’s eligibility criteria, a participant will be automatically enrolled in the Plan to defer 3% of annual compensation on a pre-tax basis unless the participant (i) elects not to defer any annual compensation, or (ii) elects to defer a different percentage of annual compensation. The employer may make an Employer Base Contribution for each Plan year in such amount, if any, which the employer shall determine. Contributions are subject to certain limitations.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers employer stock, common collective trust funds, a money market fund and mutual funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and plan earnings, and charged with benefit payments and transaction fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contributions is based on years of service, as defined in the Plan. Participants are 100 percent vested after two years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2024, outstanding loans had interest rates ranging from 3.50% to 8.75%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum payment or annuity as defined in the plan document. In-service hardship withdrawals are permitted from a rollover account. In-service severe hardship withdrawals are permitted from the pre-tax account.

Forfeitures

At December 31, 2024 and 2023, forfeited nonvested accounts were $272,358 and $195,332, respectively. During 2024, $25,164 of the forfeited nonvested accounts were used to reduce employer contributions.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”) with the exception of interest income on notes receivable from participants that is recorded as received. The Company believes the difference in recording this interest as received compared to as it is earned is not material to its financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from the plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

3.   Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

●	Level 1: Observable inputs such as quoted prices in active markets.
●	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
●	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds, money market funds and the Company’s common stock. The fair value of the Plan’s investment in the Company’s common stock is determined by the closing price reported on NASDAQ.

The common collective trusts are valued at the closing net asset value (“NAV”) of the units held by the Plan at year end based on information provided and certified by the custodians as the practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The common collective trusts are not required to be classified within a level of the fair value hierarchy.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2024 and 2023:

	Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Mutual funds	$8,781,497	$-	$-	$8,781,497
Primis common stock	1,237,307	-	-	1,237,307
Money market fund	280,097	-	-	280,097
Total	$10,298,901	$-	$-	$10,298,901

Investments measured at net asset value:
Common collective trusts:*
Stable value fund				$1,490,689
Wilmington Trust MFS				3,177,290
Target retirement trusts				28,843,533
Total common collective trusts				33,511,512
Total investments				$43,810,413

	Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Mutual funds	$7,110,299	$-	$-	$7,110,299
Primis common stock	1,363,777	-	-	1,363,777
Money market fund	202,718	-	-	202,718
Total	$8,676,794	$-	$-	$8,676,794

Investments measured at net asset value:
Common collective trusts:*
Stable value fund				$1,023,757
Wilmington Trust MFS				2,259,341
Target retirement trusts				23,843,744
Total common collective trusts				27,126,842
Total investments				$35,803,636

* Represents investment in common collective trusts consisting of equity securities in domestic and foreign corporations and various fixed-income securities. There are no unfunded commitments. Certain withdrawals for other than normal benefit payments and participant directed transfers may require up to twelve months’ notice.

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.   Exempt Party-In-Interest Transactions

Certain Plan investments in form of shares of mutual funds managed by Voya Financial were held during the year. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Voya Financial is the custodian of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid to Voya Financial by the Plan during the year ended December 31, 2024 for administrative services was $263,900.

At December 31, 2024 and 2023, the Plan held 101,503 and 107,723 shares, respectively, of the Company’s common stock. During 2024, the Plan did not record any dividend income related to the Company’s common stock.

Notes receivable from participants also qualify as party-in-interest transactions.

5.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

6.   Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (“IRS”) stating that the Plan was in compliance with the applicable requirements of the IRC. The Plan is relying on the IRS approval of the prototype plan that it is utilizing. The IRS has determined and informed the document sponsor by a letter dated June 30, 2020, that the prototype plan document was designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified, and the related trust was tax exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to examinations for years prior to December 31, 2021.

7.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying 2024 and 2023 financial statements to Schedule H of Form 5500:

	December 31,
	2024	2023

Net assets available for benefits per the financial statements	$44,410,279	$36,461,350
Participant and employer receivable not reported on Form 5500	-	(162,588)
Net assets available for benefits per the Form 5500	$44,410,279	$36,298,762

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2024, to Schedule H of Form 5500:

Net increases in net assets available for benefits per the financial statements	$7,948,929
Change in receivables not reported on Form 5500	162,588
Net increase per Form 5500	$8,111,517

SBA Defined Contribution Plan for Primis Bank

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 20-2453966 Plan 002

December 31, 2024
(a) Lessor or similar party	(b) Identity of issue, borrower	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value

Common collective trust:
	Goldman Sachs	Stable Value Fund		$1,490,689
	Wilmington MFS	Growth Fund		3,177,290
	Vanguard	Institutional Target Retirement Income Trust II		2,134,221
	Vanguard	Target Retirement 2020 Trust II		566,366
	Vanguard	Target Retirement 2025 Trust II		5,171,834
	Vanguard	Target Retirement 2030 Trust II		3,690,173
	Vanguard	Target Retirement 2035 Trust II		4,066,312
	Vanguard	Target Retirement 2040 Trust II		3,092,196
	Vanguard	Target Retirement 2045 Trust II		4,527,211
	Vanguard	Target Retirement 2050 Trust II		2,805,503
	Vanguard	Target Retirement 2055 Trust II		1,500,549
	Vanguard	Target Retirement 2060 Trust II		943,696
	Vanguard	Target Retirement 2065 Trust II		274,764
	Vanguard	Target Retirement 2070 Trust II		70,708

Mutual funds:
*	Voya	Intermediate Bond Fund		493,410
	Fidelity	U.S. Bond Index Fund		312,790
	Fidelity	500 Index Fund		2,691,247
	Fidelity	Extended Market Index Fund		149,618
	Fidelity	Total International Index Fund		212,071
	Vanguard	Equity Income Fund		1,573,542
	JP Morgan	Mid-Cap Growth Fund		728,989
	Victory	Mid-Cap Value Fund		489,754
	Wasatch	Small Growth Fund		789,606
	PIMCO	RAE US Small Fund Institutional Class		356,038
	PIMCO	Real Return Fund		241,986
	Cohen & Steers	Real Estate Securities Fund		185,973
	JP Morgan	Emerging Markets Equity Fund		238,653
	American Funds	EuroPacific Growth Fund		317,820

*	Primis	Common stock, 101,503 shares		1,237,307

*	Voya	Money market fund		280,097

*	Participant loans***	Maturing through 2030, interest rates ranging from 3.50% to 8.75%, collateralized by participant accounts		599,866
				$44,410,279

*      Party-in-interest

**     Cost information omitted for participant-directed accounts.

***  The accompanying financial statements classify participant loans as notes receivable from participants.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Exhibit 23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm dated June 27, 2025.

Exhibit 23.2	Consent of Forvis Mazars, LLP, Independent Registered Public Accounting Firm dated June 27, 2025.

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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Primis Financial Corp., as Plan Administrator of the SBA Defined Contribution Plan for Primis Bank, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBA DEFINED CONTRIBUTION PLAN
FOR PRIMIS BANK
By: Primis Financial Corp.,
Plan Administrator

DATE: June 27, 2025	/s/ Matthew Switzer
Matthew Switzer
Executive Vice President and Chief Financial Officer

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